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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                         CENTRAL REALTY INVESTORS, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                            154202 105 and 155052 103
                            -------------------------
                                 (CUSIP Number)

                            Randolph H. Fields, Esq.
             Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.
           111 North Orange Avenue, 20th Floor, Orlando, Florida 32801
                                 (407) 420-1000
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 10, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               page 1 of 4 pages

                                  SCHEDULE 13D

-----------------------------------------            ---------------------------
CUSIP NO. 154202 105 AND 155052 103                        Page 2 of 4 Pages
-----------------------------------------            ---------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HANOVER CENTRAL, INC.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)
                                                                          [ ]
                                                                          (B)
                                                                          [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
      NUMBER OF
 SHARES BENEFICIALLY   7   SOLE VOTING POWER
       OWNED BY
         EACH              2,102,509
      REPORTING
        PERSON
         WITH
                      ----------------------------------------------------------
                        8   SHARED VOTING POWER
                            0
                      ----------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
                            2,102,509
                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,102,509
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.02%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           CO.
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------------      -----------------------------------
CUSIP NO. 154202 105 AND 155052 103                     Page 3 of 4 Pages
---------------------------------------      -----------------------------------

ITEM 1.           SECURITY AND ISSUER.
                  The class of equity securities to which this statement relates consists of the common shares, par value $.10 per share (the "Common Shares"), of Central Realty Investors, Inc., a Delaware corporation (the "Company"). The address of the Company's last known principal executive offices was 301 North Ferncreek Avenue, Orlando, Florida 32803.

ITEM 2.           IDENTITY AND BACKGROUND.

                  HANOVER CENTRAL, INC.:
                  (a) Hanover Central, Inc., is a Florida corporation whose principal business is investments.
                  (b) Hanover Central, Inc. has a principal address at 111 North Orange Avenue, 20th Floor, Orlando, Florida 32801.
                  (c) Hanover Central, Inc., has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (d) Hanover Central, Inc., has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (e) Hanover Central, Inc., is a corporation organized under the laws of the State of Florida and is subject to the laws of the United States of America.

                  JOHN A. MURPHY:
                  (a)      John A. Murphy is president of Hanover Central, Inc.
                  (b) John A. Murphy's business address is c/o Hanover Central, Inc., 111 North Orange Avenue, 20th Floor, Orlando, Florida 32801.
                  (c)      John A. Murphy's principal occupation is consultant.
                  (d) John A. Murphy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (e) John A. Murphy, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f) John A. Murphy is a citizen of the country of Ireland.

                  RANDOLPH H. FIELDS:
                  (a) Randolph H. Fields is vice president, secretary and the sole director of Hanover Central, Inc.
                  (b) Randolph H. Fields' business address is 111 North Orange Avenue, 20th Floor, Orlando, Florida 32801.
                  (c)      Randolph H. Fields' principal occupation is attorney.
                  (d) Randolph H. Fields has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (e) Randolph H. Fields, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Randolph H. Fields is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  Of the 2,102,509 Common Shares reported, 1,355,000 Common Shares are issuable upon conversion of Central Realty Investors, Inc. debt instruments (aggregating $135,500 in debt). Hanover Central, Inc. acquired options to purchase said debt instruments for $3.00. Said options are exercisable for the present value (using a 7% discount rate) of $58,500 payable on December 31, 2000. The source of the option payments ($3.00) was personal funds of Randolph H. Fields.

                  An additional 747,509 Common Shares are subject to an agreement to purchase which Hanover Central, Inc. can cause to be closed and consummated at any time on or prior to December 31, 2000, with the aggregate purchase price payable upon such closing being $7,475 plus interest from January 10, 1998 at five percent (5%) per annum. Hanover Central, Inc. paid $200 as a deposit in connection with such purchase agreement. The source of said $200 was personal funds of Randolph H. Fields.

                                  SCHEDULE 13D

----------------------------------------       ---------------------------------
CUSIP NO. 154202 105 AND 155052 103                    Page 4 of 4 Pages
----------------------------------------       ---------------------------------

ITEM 4.           PURPOSE OF TRANSACTION.

                  Hanover Central, Inc.'s options and rights to acquire Common Shares of the Company were acquired and are being held as an investment. Hanover Central, Inc. does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company (other than that which has already occurred, to-wit, the appointment of John A. Murphy to the board of directors of the Company as a replacement for Sean Henneberry who subsequently resigned), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing Hanover Central, Inc. does intend to encourage the board of directors to pursue any transaction (including a merger with another company) which would cause the Corporation to be more valuable than it is at present.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The number of Common Shares beneficially owned by Hanover Central, Inc. is 2,102,509, comprising approximately 47.02% of the outstanding Common Shares. 1,355,000 of these shares are issuable upon conversion of the Company's convertible debt outstanding which convertible debt Hanover Central, Inc. has an option to acquire at any time up to December 31, 2000. An additional 747,509 Common Shares are subject to an agreement to purchase which Hanover Central, Inc. can cause to be closed and consummated at any time on or prior to December 31, 2000.
                  (b) The number of Common Shares as to which Hanover Central, Inc. has sole voting power and sole dispositive power is 2,102,509. Hanover Central, Inc. does not share voting or dispositive power in regard to any of the 2,102,509 shares.
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                  John A. Murphy and Randolph H. Fields are principal shareholders of Hanover Central, Inc.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, Hanover Central, Inc. certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 1998                       Hanover Central, Inc.


                                               By: /s/ Randolph H. Fields
                                                   ----------------------------
                                                   Randolph H. Fields,
                                               Its: Vice President